American Realty Capital Trust, Inc.
106 York Road, Jenkintown, Pennsylvania
T: (215) 887-2189 F: (215) 887-2585

April 15, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Kevin Woody, Branch Chief

Re:           American Realty Capital Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2009
File No. 0-53958

Dear Mr. Woody:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated April 8, 2011 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) filed by American Realty Capital Trust, Inc. (the “Company”) with the Commission on March 23, 2010.

Our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the 2009 Form 10-K. All page number references in the Company’s responses refer to page numbers in the 2009 Form 10-K.

Form 10-K for the fiscal year ended December 31, 2009

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Allocation of Purchase Price of Acquired Assets, page F-11

1.
We note your response to prior comment 3 and request that you provide additional information regarding how management estimates the likelihood that a lessee will execute the renewal option.  Specifically, tell us how management determines the estimated market rent and whether the factors previously identified affect management’s assessment.  Within your response, please tell us whether management uses any threshold amounts and how those thresholds were determined.

Management’s acquisition due diligence process includes gathering detailed information on the property and area in which the property is located, such as economic and geographic statistics on the region and the neighborhood as well as a site and zoning analyses.  Management also gathers detailed information on the tenant including, but not limited to, the economic conditions of the tenant’s industry, the tenant’s financial viability and the tenant’s reason for wanting to rent the space.  This information is obtained through various sources which may include independent appraisals, a review of the tenant’s financial statements and payment history as well as extensive interviews with the tenant and area brokers among other sources.

Management uses the information obtained through third party independent appraisals and internet sites such as realtyrates.com to determine the current market rental rate of the acquired property.  Management is not likely to purchase properties where the contractual rental rate is not at or near market.  A majority of the properties acquired are newly constructed distribution facilities, restaurants and pharmacies, which are under new or recently renegotiated lease agreements that are deemed to be at market rates.  For instance, at December 31, 2009, only seven of the 76 acquired properties, excluding the PNC Bank Portfolio, had lease agreements that commenced more than one year prior to the acquisition date.

Management compares the contract rates on all acquired properties to the market rates determined as described above.  Above and below-market lease intangibles are calculated in the instances, where contract rates are above or below market rates.   During the year ended December 31, 2008, the Company acquired a portfolio of 50 PNC Bank branches. Based on the analysis we perform on each property at acquisition, we identified certain properties that were leased at rates other than market rates.  Above and below-market lease intangibles were calculated on the properties acquired in the PNC Bank Portfolio acquisition and were recorded in the consolidated financial statements if the calculated amount was +/- $5,000.  This threshold was determined during the year ended December 31, 2008 as the materiality level in relation to the Company’s total assets and total revenue.  This threshold may increase as the Company’s total assets and total revenues increase.

Subsequent quarterly reviews of the tenant’s financial condition, payment history and the economic condition of the tenant’s industry as well as conversations with brokers in the area, on-site property managers and/or the tenant are used to determine the likelihood that a lessee will execute renewal options.

We advise the Staff that the Company acknowledges that it is responsible for:

•	the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As this is the last comment remaining with regards to our Form 10-K for the fiscal year ended December 31, 2009, we respectfully request a quick response so that our pending post/effective amendment can be declared effective.

Sincerely,

AMERICAN REALTY CAPITAL TRUST, INC.

By:	/s/ Brian S. Block
Name:	Brian S. Block
Title:	Executive Vice President and Chief Financial Officer